SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February 17, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO REWARDS CUSTOMERS WITH WHAT THEY REALLY WANT: NEW HANDSETS
 First loyalty program of its kind enables all customers to earn FidoDollars toward any handset

Montreal, February 17, 2004 - Microcell Solutions Inc., the national provider of Personal Communications Services (PCS) under the Fido® brand name, today announced the introduction of a groundbreaking loyalty program that is the first of its kind in the Canadian wireless industry. The program allows all Fido customers - postpaid and prepaid - to accumulate FidoDollars and redeem them toward the purchase of the latest wireless handsets from the world's leading manufacturers. Customers earn five FidoDollars for every $100 they spend on any Fido PCS service, including long distance and data services.

"We know from speaking to our customers that they want the latest and coolest handsets. In fact, on average, our customers upgrade their handset every 18 to 24 months," said Karim Salabi, Director of Market and Consumer Management with Microcell Solutions. "Loyalty programs often reward customers with items or incentives that aren't relevant to the service they use. Why give your best customers a toaster when what they really want is a new handset? With Fido Rewards, our customers are making an investment in their next handset and wireless communications experience with every invoice they pay or every airtime voucher they purchase."

Over the past several years, wireless handsets have grown from voice-centric tools to multi-purpose devices that can take pictures, surf the Internet, and send and receive instant messages. As technology advances and consumers demand more features to suit their individual lifestyles, the line-up of available handsets keeps pace. Through the new rewards program, every wireless device in the Fido portfolio is available for purchase with FidoDollars.

New customers will automatically be registered for the program upon activation, and existing customers can sign up on-line or by calling Fido Customer Service. Existing Fido customers can also earn an early-bird bonus of 10 FidoDollars if they sign up via www.fido.ca within 10 days of receiving their invitation to register. Starting June 2004, customers will be able to check their account balance any time either on the Fido Web site, by visiting a Fido retail location, or by calling 1 866 481-FIDO (3436).

About Microcell Solutions Inc.
Microcell Solutions Inc. is a national provider of Personal Communications Services (PCS) under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.

For more information:

Media:
Claire Fiset
514 992-1368
claire.fiset@microcell.ca

Colin Macrae
604 618-2294
colin.macrae@microcell.ca